Contact

www.linkedin.com/in/knp5280
(LinkedIn)
www.connectforhealthco.com
(Company)

Top Skills

Strategic Communications
Public Finance
Economic Development

Kevin Patterson

Chief Executive Officer at Connect for Health Colorado
Denver, Colorado, United States

Summary

Results oriented leader interested in employee development, measurement, systems improvement and continuous improvement. I have a track record of taking very difficult administrative structures and helping them improve performance focusing on core business goals and intentional thinking. My communication strategy continues to look for the alignment between every level of the organization and the clients or customers the organization serves.

Specialties: Strategic planning, organization design and development, turnarounds, public finance, economic development, urban planning.

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Experience

Connect for Health Colorado
Chief Executive Officer
May 2015 - Present (10 years 4 months)
Denver, Colorado, United States

State of Colorado
7 months

Chief Administrative Officer
February 2015 - May 2015 (4 months)
Governor's Office

Interim Chief of Staff
November 2014 - February 2015 (4 months)

Governor's Office
Deputy Chief of Staff & Chief Administrative Officer
January 2011 - November 2014 (3 years 11 months)

Manage Governor's Office budget, human resources, and support the Hickenlooper administration's priorities with the Colorado General Assembly, State Departments, stakeholders, and federal agencies. Chair the Executive

Steering Committee overseeing the improvement of the Colorado Benefits
Management System (CBMS) plagued with 12 years of performance
problems. Improved the performance of the system from 67% timeliness to
95% timeliness in compliance with federal action plan and court settlements.
Served as Acting Director of the Colorado Energy Office through a
reorganization and audit process implementing prior year legislation in 2013.
Currently serving as the Interim Executive Director of the Governor's Office of
Information Technology.

City and County of Denver
6 years 2 months

Manager of Parks and Recreation
September 2008 - January 2011 (2 years 5 months)

Cabinet member of Mayor John Hickenlooper's administration responsible for
a parks system with 200 urban parks totaling over 5,500 acres, 475 acres of
natural areas, 14,000 acres of mountain parks, seven golf courses, 24 lakes,
29 recreation centers and 16 outdoor pools that serve more than one million
visitors annually.

Improved the performance of 156 capital projects from 47% on time and
on budget to 97% on time and on budget. Issued nine park master plans
laying the foundation for improvements across the City including River North
Greenway, Civic Center, Parkfield, and the Denver Dog Park master plans.

Manager of General Services
September 2007 - September 2008 (1 year 1 month)

Cabinet member of Mayor John W. Hickenlooper's administration over more
than 100 City buildings and 4.9 million square feet of space. Set strategic
vision for the Denver Department of General Services that included purchasing
and procurement, building operations and maintenance, and central printing
functions for the City and County of Denver.

Deputy Manager, Denver Human Services
December 2004 - September 2007 (2 years 10 months)

Denver Public Schools
Board of Education Member
2001 - 2009 (8 years)

Community Planning and Development

Operations Manager
1999 - 2004 (5 years)

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Education

University of Colorado Denver

Masters of Public Administration, Public Finance · (1994 - 1997)

University of Colorado Denver

Masters of Urban and Regional Planning, State and Local
Government · (1994 - 1997)

Sam Houston State University

BA, Teaching · (1985 - 1988)